Fidelity (logo) Investments®|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000
|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	July 6, 2007

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Christian Sandoe

RE:	Fidelity Advisor Series VIII (the trust):
Fidelity Advisor Emerging Asia Fund File No. 002-86711

Ladies and Gentlemen:

On behalf of the trust, transmitted herewith pursuant to the Securities Act of 1933 and Rule 488 thereunder, is the trust's Registration Statement on Form N-14. The purpose of this filing is to register shares of beneficial interest of Fidelity Advisor Emerging Asia Fund, a series of the trust in connection with the proposed acquisition by Fidelity Advisor Emerging Asia Fund of all of the assets of Fidelity Advisor Korea Fund, a series of the trust, and the assumption by Fidelity Advisor Emerging Asia Fund of the liabilities of Fidelity Advisor Korea Fund, solely in exchange for shares of Fidelity Advisor Emerging Asia Fund (the "Reorganization"). The Reorganization is in connection with an Agreement and Plan of Reorganization (the "Agreement").

In connection with the Reorganization, filed herewith are the Notice to Shareholders, Proxy Statement and Prospectus (the "Proxy Statement"), Agreement, and Solicitation Letter to be sent to shareholders of Fidelity Advisor Korea Fund. The Prospectus of Fidelity Advisor Emerging Asia Fund dated December 30, 2006 included in this filing is the Prospectus filed by the trust on December 28, 2006 as Post-Effective Amendment No. 86 to its registration on Form N-1A (File No. 002-86711).

No filing fee is due because of reliance on Section 24(f) of the Investment Company Act of 1940.

The Special Meeting of Shareholders is scheduled to be held on October 17, 2007. It is expected that the Proxy Statement will be mailed to shareholders on or about August 20, 2007, more than 20 days before the meeting. Accordingly, pursuant to Instruction F of Form N-14, the Part B of the Form N-14 will not accompany the Proxy Statement sent to shareholders. As required by Instruction F, a statement indicating that documents are available upon oral or written request without charge is included in the Proxy Statement.

We would appreciate receiving Staff comments, if any, on this filing no later than July 26, 2007. Questions or comments regarding this filing should be directed to Jamie Plourde at (617) 563-1375.

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/s/ Jamie Plourde
Jamie Plourde
Legal Product Group